82-51

TransCanada
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax Number: (403)920-2467
Telephone: (403) 920-7669

CORPORATE - SECRETARIAL - FACSIMILE

To: Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4

Fax Number: 202.942.9628

SUPPL

From: Marilyn Nicol, Corporate Secretarial

Date: February 1, 2002 Time: 11:00 MDT

Number of Pages (including Cover) two (2)

Message:

Re: News Release

The following news release is scheduled to cross the newswire at 11:15 MDT:

TC PipeLines, LP
New Nasdaq Trading Symbol is "TCLP"

Disposition of Original: Sent by Courier X
Sent by Mail:
Held on our File:

If message is unclear or incomplete, please contact the operator:
Operator: Marilyn Nicol Phone: (403) 920-7669

dw 2/6



TC PipeLines, LP

NewsRelease

TC PipeLines, LP New Nasdaq Trading Symbol is "TCLP"

Calgary, Alberta – February 1, 2002 – (Nasdaq: TCLPZ) – As previously announced, common units for TC PipeLines, LP will trade under the new Nasdaq symbol of "TCLP" effective Monday, February 4, 2002.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and will trade under the symbol "TCLPZ" until markets close on February 1, 2002. Effective February 4, 2002, the Partnership's Nasdaq symbol will change to "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

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RECEPTION OK

TX/RX NO	7827
CONNECTION TEL	403 920 2467
SUBADDRESS	
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ST. TIME	02/01 12:54
USAGE T	00'45
PGS.	2
RESULT	OK